Elizabeth DelBianco

Sr. Vice President, Human Resources

Chief Legal Officer and Corporate Secretary

Celestica

12 Concorde Place, 5th Floor

Toronto, Ontario

Canada  M3C 3R8

phone: 416-448-4620

fax: 416-448-2817

December 14, 2007

VIA EDGAR

Mark P. Shuman, Esq.

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2006

Filed March 20, 2007

File No. 001-14832

Dear Mr. Shuman:

Celestica Inc. (“Celestica”), filed a Form 20-F for the fiscal year ended December 31, 2006 (the “Filing”) with the Securities and Exchange Commission (the “Commission”) on March 20, 2007.

The following responds to the comments contained in the letter addressed to me dated November 30, 2007 from the staff of the Commission (the “Staff”) concerning the Filing.  The text of the Staff’s comments is set forth in italics below, followed by Celestica’s response.

ITEM 4. INFORMATION ON THE COMPANY

1.             We note your disclosure here and throughout the annual report of operational problems that you experienced at your facility in Mexico during 2006. Further description of the problems experienced at the facility, the qualitative and quantitative disclosure of the impact such problems have had on your financial condition and results of operations and discussion of the relationship between the problems at the facility and the class action lawsuit you disclose on page 42 appears warranted. Please advise.

RESPONSE:

The following paragraph from our third quarter 2007 MD&A provides an update on the Mexico situation:

We have been focused on simplifying the operations and improving the financial results in Mexico. We have transferred certain customers or programs from Mexico to our Asian manufacturing facilities and disengaged from certain other customers that were adding to the complexity of our Mexican operations. We have completed all but one of the planned program transfers, which has been delayed at the request of the customer. In addition, several customers chose to disengage business from us. As a result of the transfers out of Mexico, we have reduced our inventory parts complexity, consolidated the number of warehouses and reduced our headcount. We have integrated our ERP platforms and implemented new software tools to drive best practices at this site for supply chain and materials management. Operationally, we have made progress in quality, delivery and productivity in Mexico. Customer satisfaction levels have continued to improve each quarter of 2007. Mexico’s operating losses, calculated as gross profit less SG&A, for the three and nine months ended September 30, 2007 were $10 million and $48 million, respectively, compared to operating losses of $7 million and $26 million, respectively, for the same periods in 2006. Operating losses have been reduced sequentially by $11 million from the second quarter of 2007, primarily due to the progress in consolidating our warehouses and implementing process improvements. The second quarter of 2007 was burdened with higher than expected costs of disengaging with certain customers, most of which have now been settled and the transfers completed. Operating losses have worsened compared to the prior year primarily from the impact of lower volumes, offset partially by improved efficiencies due to changes in Mexico’s infrastructure and processes. Though we expect Mexico to continue to incur operating losses for the next several quarters, Mexico remains a strategic part of our operations.

We will continue to provide this level of analysis in future filings.  As to the Staff’s request to disclose the relationship between the issues at the Mexican operations and any litigation, there is only an allegation in a recently filed amended complaint that Celestica failed to timely disclose certain matters relating to our operations in Mexico.  Celestica does not believe additional disclosure is appropriate or required.

2.             We note your disclosure that Cisco Systems and IBM each accounted for 10% of your total revenues in 2006. A description of your contractual arrangements with these customers appears warranted. Also, you do not appear to have filed agreements with either customer as exhibits to your annual report. Please advise whether you are substantially dependent upon these customers for purposes of Instruction 4(b)(ii) of the Instructions as to Exhibits in Form 20-F.

RESPONSE:

In response to the Staff’s comment, Celestica does not believe that it is “substantially dependent” on any customers within the meaning of instruction 4(b)(ii).  Accordingly, we have not filed the agreements with IBM or Cisco Systems as exhibits to our Form 20-F.

Celestica’s agreements with IBM and Cisco Systems are of the type that ordinarily accompanies our business.  Generally, one or more “master” agreements will govern the overall relationship with a customer, or a particular division of a customer.  These agreements do not usually commit a customer to specific purchases and do not guarantee any revenue to Celestica.  Rather, other agreements (or purchase orders) are entered into from time to time with respect to specific products or services.  There is no single agreement (or series of related agreements) that relates to the major part of Celestica’s products or services.  Therefore, we do not believe that the agreements with IBM and Cisco Systems are material and have not included a description of these agreements in our Form 20-F.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.             In your discussion of changes in revenue you identify two or more sources of a material change, but do not disclose the dollar amounts for each source that contributed to the change. For instance, your disclosures indicate that revenues have changed period to period as a result of higher volumes of sales and the addition of new customers in Asia and lower volumes of sales in Europe. However, you do not provide quantitative disclosures regarding the impact of these items during the periods presented. Please advise why your disclosure does not quantify each source that contributed to a material change. Please see Section III. D of SEC Release 33-6835.

RESPONSE:

Celestica’s Filing includes this statement: “Revenue for 2006 of $8.8 billion increased 4% from $8.5 billion in 2005, primarily due to higher volumes and new customers in Asia, offset in part by lower volumes in Europe.” The impact of these items were: higher volumes in Asia accounted for a 4% increase in revenue from 2005, new customers in Asia accounted for a 3% increase in revenue from 2005 and lower volumes in Europe accounted for a 3% decrease in revenue from 2005.

We will expand our internal analysis of changes in revenue in order to provide the quantitative impacts of these changes in future filings.

4.             Your conclusion that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by us in our corporate filings is recorded, processed, summarized and reported within the required time periods” is more limited in scope than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures also be designed to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

RESPONSE:

                Celestica’s Filing included this statement: “The Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of the end of the year, and have concluded that such controls and procedures are effective to ensure that information required to be disclosed by us in our corporate filings is recorded, processed, summarized and reported within the required time periods.”

                Celestica recognizes that our disclosure controls and procedures must meet all of the requirements of Rule 13a-15(e) and we hereby confirm that our disclosure controls and procedures for the relevant time period met all of the requirements of the rule.  We will expand our disclosure on controls and procedures in future filings to read as follows:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in our corporate filings is recorded, processed, summarized and reported within the required time periods.

ITEM 8. FINANCIAL INFORMATION

5.             We note your disclosure on page 16 of class action lawsuits in which the company and current and former members of senior management are named as defendants. A discussion of these class action lawsuits would appear warranted in this section, given your discussion of these lawsuits in your Risk Factors Section. Please advise.

RESPONSE:

A cross reference to the class action lawsuit disclosure in Item 5., Operating and Financial Review and Prospects, will be included in future filings where appropriate.

*   *   *

We do not believe that the information we have provided in this response to the Staff’s comments materially changes the information we have provided previously in the Filing.  As described above, Celestica’s third quarter 2007 MD&A has provided current information on our Mexico operations, and we have undertaken to provide certain other information in future filings.

As requested by the Commission, Celestica hereby acknowledges the following:

  •   we are responsible for the adequacy and accuracy of the disclosure in its filings;

  •   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (416) 448-4620 with any further questions or comments you may have.

Sincerely,

/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco